SUBSEQUENT EVENTS NOTE

At a Special Meeting of Shareholders of the Generations
Multi-Strategy Fund (the Fund), held at the offices of Gemini Fund Services, LLC, 450 Wireless Boulevard,
Hauppauge, NY 11788, on Friday, November 20, 2009, shareholders of record at the close of business on September 30, 2009 voted to approve the following proposals:

Proposal 1: Approve a new Investment Sub-Advisory Agreement
 between Three G Financial, LLC, the Funds investment adviser and FocusPoint Solutions, Inc. the proposed sub-adviser.

Shares Voted				Shares Voted Against
In Favor				   or Abstentions
2,343,283					19,800


Proposal 2: Approve of a Distribution Plan Pursuant to Rule
12b-1 for the Fund.


Shares Voted				Shares Voted Against
In Favor			          or Abstentions
2,333,726					29,357